ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

[redacted]

08002333

File No. 82-5139
May 1, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.

SUPPL

CYBIRD ~~Holdings~~ Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of CYBIRD Holdings Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are enclosing herewith a notice of release from Rule 12g3-2(b) under the Securities Exchange Act of 1934, issued by the Company.

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

C▼BIRD HOLDINGS

RECEIVED

2008 MAY -5 A 9:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A

Notice of release from Rule 12g3-2(b) under the Securities Exchange Act of 1934

TO WHOM IT MAY CONCERN:

As a result of resolutions of the extraordinary general meeting of shareholders and the general meeting of common shares class shareholders held on February 15, 2008, the stocks issued by CYBIRD Holdings Co., Ltd (the "Company") was delisted from JASDAQ Exchange on March 16, 2008 and its parent company CJ Holdings is an only shareholder of the Company from March 25, 2008.

Because of the above, it is considered that there is no need for the Company to submit any documents to the Securities and Exchange Commission in connection with the exemption of the Company as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 and we hereby inform you that we discontinue submitting documents mentioned above to you. In addition, it would be grateful if you would remove the Company name and any other related information that the Company previously has submitted to or informed Securities and Exchange Commission from the list posted on your web site if such practice is acceptable. Its URL is below:

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001142430&owner=include&count=40

Should you have any questions, please do not hesitate to contact us.

END

Very truly yours,

CYBIRD Holdings Co., Ltd.
President and Group CEO
Kazutomo Robert Hori